February 28, 2008

H. Christopher Owings, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549

RE:	PC Connection, Inc.

Form 10-K for Fiscal Year Ended December 31, 2006

Filed March 28, 2007

Definitive Proxy Statement on Schedule 14A

Filed April 30, 2007

File No. 0-23827

Dear Mr. Owings:

We are in receipt of your letter dated February 20, 2008, issued in reply to our letter dated February 8, 2008, which contained our responses to your earlier questions raised during your review of our recent filings. We have provided in this letter our responses to the staff’s additional comments contained in your most recent letter. Each comment, together with our response thereto, is set out below:

Executive Compensation:

Compensation Discussion and Analysis, page 10

1.	We note your response to prior comment eight from our letter dated December 31, 2007. Please provide us with the proposed disclosure in response to this comment using the “current initiatives and stated goals” for the fiscal year ended December 31, 2007.

We will expand the disclosures in our upcoming proxy by adding the following to the first full paragraph under the caption “Components of our Executive Compensation Program” in our Compensation Discussion and Analysis section:

“Our goals for 2007 were focused on continuing the growth trend in consolidated net sales and net income that we established in 2006 and, additionally, achieving a better leveraging of our expense structure by reducing our selling, general and administrative (SG&A) expenses as a percentage of net sales below that for 2006. Accordingly, our 2007 executive bonus plan was designed to help achieve these two objectives. A total of 60% of the bonus was allocated to the achievement of a net income target of $20.5 million, and 40% was allocated to achievement of an SG&A expenses target of 10% of net sales. Each component was then applied to a multiplier based on the degree to which the respective target was met or exceeded, ranging from .5 to 1.7. No bonuses were to be paid for performance below $18.5 million of net income or SG&A expenses in excess of 10.6% of net sales.

Our 2007 net income was $23.0 million, and that portion of the 2007 executive cash bonuses was subject to a multiplier of 1.2. Our SG&A expenses were 10.2% of net sales, and that portion of the 2007 executive cash bonus was subject to a multiplier of .82. Non-cash compensation was not a significant factor in 2007.

Our executive officers work together as a team and all executives are assigned the same Company-wide net income and expense leverage goals. Individual goals are not assigned.”

2.	We note your response to prior comment 10 from our letter dated December 31, 2007. Please provide us with the proposed disclosure in response to this comment with respect to the fiscal year ended December 31, 2007.

We will modify the second paragraph under the caption “Executive Bonus Plan” to read as follows:

“Amounts payable under the executive bonus plan are calculated as a percentage of the applicable executive’s base salary with higher-ranked executives typically being compensated at a higher percentage of base salary. However, the success of the Company is believed to be dependent on the ability of the management group to integrate and work together to meet common Company-wide goals. Accordingly, executives are not assigned specific individual goals but instead are collectively responsible for meeting Company-wide goals. A consolidated net income goal of $20.5 million was established for 2007, reflecting the Company’s growth target for the year. Additionally, an expense leverage goal was established to reduce 2007 consolidated selling, general and administrative expenses as a percentage of net sales to 10%, or 70 basis points below our 2006 expense ratio (as adjusted to exclude special charges relating to periods prior to 2006).”

Further, in the third paragraph under the caption “Executive Bonus Plan” , the references to “individual goals” will be deleted because they were not a part of the 2007 plan, and the references to “net operating income targets” will be replaced by “net income and expense leverage targets”.

3.	We note your response to prior comment 11 from our letter dated December 31, 2007. You refer us to your responses to comments 8 and 10; however, those responses would appear to address corporate goals, not individual ones. Please articulate the individual goals related to awards under the executive bonus plan you rely upon and state whether they were achieved in 2007.

As noted above in our responses to comments 1 and 2, specific individual goals are not assigned as they are not part of the 2007 plan. Instead, the executive officers are collectively assigned the overall Company-wide goals and are evaluated based on their success in meeting those goals. For the staff’s information, 2006 bonuses were similarly based upon achievement of Company-wide net income goals; however, the 2006 plan provided for discretion to reduce individual bonuses based upon a failure to meet certain subjective performance criteria. No such individual reductions were made in 2006 for executive officers.

If you have any further questions on our responses set out above and wish to contact us by telephone, please contact Jack Ferguson, CFO, at 603 683-2156.

Very truly yours,

Jack L. Ferguson
Chief Financial Officer

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